SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 Amendment No. 1
                                       to
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                                 LookSmart, Ltd.
                                ----------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                   543442 10 7
                                 ---------------
                                 (CUSIP Number)

                             Andrew A. Merdek, Esq.
                                 Cox LOOK, Inc.
       1400 Lake Hearn Drive, N.E., Atlanta, Georgia 30319; (404) 843-5000
       -------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 1999
              -----------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ~.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------------------------- ----------- --------------------------
CUSIP No.     543442 10 7                                           Page 1 of 10
----------------------------------------- ----------- --------------------------

-------------------- -----------------------------------------------------------
1                    NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF
                     ABOVE PERSON
                                                            Cox LOOK, Inc.
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)[ ]
                                                                        (b)[X]
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
3                    SEC USE ONLY
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
4                    SOURCE OF FUNDS                             OO; See Item 3.
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
5                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                     PURSUANT TO ITEMS 2(d) or
                     2(e)_____                                 Not Applicable
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
6                    CITIZENSHIP OR PLACE OF ORGANIZATION                 Nevada
-------------------- -----------------------------------------------------------
------------------------------- ------------- ----------------------------------

          NUMBER OF
            SHARES
         BENEFICIALLY
           OWNED BY
             EACH
          REPORTING
            PERSON
             WITH               7             SOLE VOTING POWER             -0-
------------------------------- ------------- ----------------------------------
------------------------------- ------------- ----------------------------------
                                8             SHARED VOTING POWER     18,987,801
------------------------------- ------------- ----------------------------------
------------------------------- ------------- ----------------------------------
                                9             SOLE DISPOSITIVE POWER        -0-
------------------------------- ------------- ----------------------------------
------------------------------- ------------- ----------------------------------
                                10            SHARED DISPOSITIVE
                                              POWER                   18,987,801
------------------------------- ------------- ----------------------------------
-------------------- -----------------------------------------------------------
11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON                                           18,987,801
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES

-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   21.81%

-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
14                   TYPE OF REPORTING PERSON                    CO; See Item 2.
-------------------- -----------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------------- ----------- --------------------------
CUSIP No.         543442 10 7                                      Page 2 of  10
----------------------------------------- ----------- --------------------------

-------------------- -----------------------------------------------------------
1                    NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF
                     ABOVE PERSON                    Cox Interactive Media, Inc.
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                                       (b) [X]
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
3                    SEC USE ONLY
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
4                    SOURCE OF FUNDS                             AF; See Item 3.
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
5                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                     PURSUANT TO ITEMS 2(d) or
                     2(e)_____                                    Not Applicable
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
6                    CITIZENSHIP OR PLACE OF ORGANIZATION               Delaware
                     -----------------------------------------------------------
------------------------------- ------------- ----------------------------------

          NUMBER OF
            SHARES
         BENEFICIALLY
           OWNED BY
             EACH
          REPORTING
            PERSON
             WITH               7             SOLE VOTING RIGHTS            -0-
                                ------------- ----------------------------------
                                ------------- ----------------------------------
                                8             SHARED VOTING POWER     18,987,801
                                ------------- ----------------------------------
                                ------------- ----------------------------------
                                9             SOLE DISPOSITIVE POWER        -0-
                                ------------- ----------------------------------
                                ------------- ----------------------------------
                                10            SHARED DISPOSITIVE POWER
                                                                      18,987,801
                                ------------- ----------------------------------
-------------------- -----------------------------------------------------------
11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON                                           18,987,801

-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   21.81%
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
14                   TYPE OF REPORTING PERSON                    CO; See Item 2.
-------------------- -----------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------------- ----------- --------------------------
CUSIP No.         543442 10 7                                       Page 3 of 10
----------------------------------------- ----------- --------------------------

-------------------- -----------------------------------------------------------
1                    NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF
                     ABOVE PERSON                      Cox Enterprises, Inc.
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]
                                                                        (b) [X]
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
3                    SEC USE ONLY
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
4                    SOURCE OF FUNDS                                      AF
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
5                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                     PURSUANT TO ITEMS 2(d) or 2(e)____       Not Applicable
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
6                    CITIZENSHIP OR PLACE OF ORGANIZATION              Delaware
-------------------- -----------------------------------------------------------
------------------------------- ------------ -----------------------------------

          NUMBER OF
            SHARES
         BENEFICIALLY
           OWNED BY
             EACH
          REPORTING
            PERSON
             WITH               7            SOLE VOTING POWER              -0-
------------------------------- ------------ -----------------------------------
------------------------------- ------------ -----------------------------------
                                8            SHARED VOTING POWER      18,987,801
------------------------------- ------------ -----------------------------------
------------------------------- ------------ -----------------------------------
                                9            SOLE DISPOSITIVE POWER          -0-
------------------------------- ------------ -----------------------------------
------------------------------- ------------ ----------------------- -----------
                                10           SHARED DISPOSITIVE POWER
                                                                      18,987,801
------------------------------- ------------ -----------------------------------
-------------------- -----------------------------------------------------------
11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON
                                                                      18,987,801
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   21.81%

-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
14                   TYPE OF REPORTING PERSON                    CO; See Item 2.
-------------------- -----------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------------- ----------- --------------------------
CUSIP No.     543442 10 7                                           Page 4 of 10
----------------------------------------- ----------- --------------------------

---------------- ---------------------------------------------------------------
1                NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF
                 ABOVE PERSON
                                                             Barbara Cox Anthony
---------------- ---------------------------------------------------------------
---------------- ---------------------------------------------------------------
2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)[ ]
                                                                         (b)[X]
---------------- ---------------------------------------------------------------
---------------- ---------------------------------------------------------------
3                SEC USE ONLY
---------------- ---------------------------------------------------------------
---------------- ---------------------------------------------------------------
4                SOURCE OF FUNDS                                      AF
---------------- ---------------------------------------------------------------
---------------- ---------------------------------------------------------------
5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)_____              Not Applicable
---------------- ---------------------------------------------------------------
---------------- ---------------------------------------------------------------
6                CITIZENSHIP OR PLACE OF ORGANIZATION                     U.S.A.
---------------- ---------------------------------------------------------------
------------------------------- ------------- ----------------------------------

          NUMBER OF
            SHARES
         BENEFICIALLY
           OWNED BY
             EACH
          REPORTING
            PERSON
             WITH               7             SOLE VOTING POWER             -0-
------------------------------- ------------- ----------------------------------
------------------------------- ------------- ----------------------------------
                                8             SHARED VOTING POWER     18,987,801
------------------------------- ------------- ----------------------------------
------------------------------- ------------- ----------------------------------
                                9             SOLE DISPOSITIVE POWER         -0-
------------------------------- ------------- ----------------------------------
------------------------------- ------------- ----------------------------------
                                10            SHARED DISPOSITIVE POWER
                                                                      18,987,801
------------------------------- ------------- ----------------------------------
---------------- ---------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      18,987,801

---------------- ---------------------------------------------------------------
---------------- ---------------------------------------------------------------
12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES
---------------- ---------------------------------------------------------------
---------------- ---------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      21.81%

---------------- ---------------------------------------------------------------
---------------- ---------------------------------------------------------------
14               TYPE OF REPORTING PERSON                    OO; See Item 2.
---------------- ---------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------------- ----------- --------------------------
CUSIP No.     543442 10 7                                           Page 5 of 10
----------------------------------------- ----------- --------------------------

-------------------- -----------------------------------------------------------
1                    NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF
                     ABOVE PERSON
                                                               Anne Cox Chambers
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)[ ]
                                                                         (b)[X]
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
3                    SEC USE ONLY
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
4                    SOURCE OF FUNDS                             AF
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
5                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                     PURSUANT TO ITEMS 2(d) or 2(e)_____          Not Applicable
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
6                    CITIZENSHIP OR PLACE OF ORGANIZATION                 U.S.A.
-------------------- -----------------------------------------------------------
------------------------------- ------------- ----------------------------------

          NUMBER OF
            SHARES
         BENEFICIALLY
           OWNED BY
             EACH
          REPORTING
            PERSON
             WITH               7             SOLE VOTING POWER              -0-
------------------------------- ------------- ----------------------------------
------------------------------- ------------- ----------------------------------
                                8             SHARED VOTING POWER     18,987,801
------------------------------- ------------- ----------------------------------
------------------------------- ------------- ----------------------------------
                                9             SOLE DISPOSITIVE POWER         -0-
------------------------------- ------------- ----------------------------------
------------------------------- ------------- ----------------------------------
                                10            SHARED DISPOSITIVE POWER
                                                                      18,987,801
------------------------------- ------------- ----------------------------------
-------------------- -----------------------------------------------------------
11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON
                                                                      18,987,801
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES

-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   21.81%

-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
14                   TYPE OF REPORTING PERSON                    OO; See Item 2.
-------------------- -----------------------------------------------------------

         The summary descriptions contained in this report of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents filed as Exhibits hereto and incorporated herein by reference.

Item 1.           Security and Issuer.

                  This Report on Schedule 13D relates to the Common Stock, par value $.001 per share (the "Common Stock"), of Look Smart, Ltd., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 487 Bryant Street, San Francisco, California 94107-1316.

Item 2.           Identity and Background.

                  This report is being filed jointly by Cox LOOK, Inc. ("CLI"), Cox Interactive Media, Inc. ("CIM"), Cox Enterprises, Inc. ("CEI"), Barbara Cox Anthony and Anne Cox Chambers. CLI is incorporated in the State of Nevada and CIM and CEI are incorporated in the State of Delaware. CLI is a wholly owned subsidiary of CIM whose sole asset consists of Common Stock of the Company. CIM operates a network of local city-oriented Internet websites. The principal businesses of CEI are publishing, cable television, broadcasting and automobile auctions. The principal office and business address of (1) CLI is 3773 Howard Hughes Pkwy., Suite 300N, Las Vegas, Nevada 89109; (2) CIM is 530 Means St., N.W., Suite 200, Atlanta, GA 30318; and (3) CEI is 1400 Lake Hearn Drive, N.E., Atlanta, Georgia 30319. The principal residence address of Mrs. Anthony is 3944 Noela Place, Honolulu, Hawaii 96815, and the principal residence address of Mrs. Chambers is 426 West Paces Ferry Road, N.W., Atlanta, Georgia 30305.

                  CLI is a wholly owned subsidiary of CIM, which is a wholly owned subsidiary of CEI. There are 607,634,354 shares of common stock of CEI outstanding, with respect to which: (i) Barbara Cox Anthony, as trustee of the Anne Cox Chambers Atlanta Trust, exercises beneficial ownership over 174,949,266 shares (28.8%); (ii) Anne Cox Chambers, as trustee of the Barbara Cox Anthony Atlanta Trust, exercises beneficial ownership over 174,949,266 shares (28.8%);
(iii) Barbara Cox Anthony, Anne Cox Chambers and Richard L. Braunstein, as trustees of the Dayton Cox Trust A, exercise beneficial ownership over 248,237,055 shares (40.9%); and (iv) 265 individuals and trusts exercise beneficial ownership over the remaining 9,498,767 shares (1.6%). Thus, Barbara Cox Anthony and Anne Cox Chambers, who are sisters, together exercise beneficial ownership over 598,135,587 shares (98.4%) of the common stock of CEI. In addition, Garner Anthony, the husband of Barbara Cox Anthony, holds beneficially and of record 43,734 shares of common stock of CEI. Barbara Cox Anthony disclaims beneficial ownership of such shares. Therefore, each of CIM, CEI, Anne Cox Chambers and Barbara Cox Anthony may also be deemed to be beneficial owners of the securities reported herein.

                  The  following   information   concerning  the  directors  and
executive officers of CLI, CIM, CEI, Anne Cox Chambers and Barbara Cox Anthony is set forth on Exhibit 99.1:

         (i)      name;

         (ii)     residence or business address; and

         (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

                  During the last five years, to the best knowledge of the persons filing this report, none of CLI, CIM, CEI, any of their respective executive officers or directors, Barbara Cox Anthony or Anne Cox Chambers have been convicted in any criminal proceedings (excluding traffic violations and similar misdemeanors).

                  During the last five years, to the best knowledge of the persons filing this report, none of CLI, CIM, CEI, any of their respective executive officers or directors, Barbara Cox Anthony or Anne Cox Chambers have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which it, he or she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  To the best knowledge of the persons filing this report, all of the individuals listed on Exhibit 99.1 are citizens of the United States of America.

Item 3.           Source and Amount of Funds or Other Consideration.

                  Pursuant to the Series A and Series B Preferred Stock Purchase Agreement, dated May 7, 1998, between the Company and the other signatories thereto, CIM acquired 2,387,958 shares of the Company's Series B Preferred Stock (the "Series B Preferred Stock") at a purchase price of $2.5147 per share. The Series B Preferred Stock automatically converted into 14,327,748 shares of Common Stock upon the completion of the Company's initial public offering on August 19, 1999.

                  Pursuant to a Development, Licensing and Affiliation Agreement (the "Development Agreement"), dated May 7, 1998, between the Company and CIM, the Company issued to CIM a warrant to purchase 1,500,000 shares of the Company's Common Stock at an exercise price of $2.50 per share and with an expiration date of May 7, 2003. Under the Development Agreement, the Company licenses to CIM the LookSmart Search Engine, the LookSmart Category Search, the LookSmart Tools and the Applicable Marks (all as defined in the Development Agreement, Exhibit 99.5 to this report) and CIM licenses to the Company the Local Database, the Local Ontologies and the Applicable Marks (all as defined in the Development Agreement, Exhibit 99.5 to this report). CIM has not yet exercised this warrant.

                  Pursuant to the Series C Preferred Stock Purchase Agreement, dated March 24, 1999, between the Company and the other signatories thereto (the "Series C Preferred Stock Purchase Agreement"), CIM acquired 1,606,702 shares of the Company's Series C Preferred Stock (the "Series C Preferred Stock") at a purchase price of $7.50 per share. The Series C Preferred Stock automatically converted into 2,410,053 shares of Common Stock upon the completion of the Company's initial public offering on August 19, 1999.

                  Pursuant to a Stock Purchase Agreement, dated April 16, 1999, between Evan Thornley, Tracey Ellery (together with Evan Thornley, the founders of the Company) and CIM, CIM acquired 750,000 shares of the Company's Common Stock for an aggregate purchase price of $3,750,000.

                  All of CIM's purchases of the Company's Series B Preferred Stock, Series C Preferred Stock and Common Stock described above were made from CIM's working capital.

                  On December 31, 1999, CIM transferred 17,487,801 shares of the Company's Common Stock and a warrant to purchase 1,500,000 shares of the Company's Common Stock to CLI.

Item 4.           Purpose of Transaction.

                  CIM purchased the Series B Preferred Stock, the Series C Preferred Stock and its Common Stock and entered into the Development Agreement for the purpose of forming a strategic alliance with the Company and to establish a nationally-distributed local website navigation service.

                  CIM transferred 17,487,801 shares of the Company's Common Stock and a warrant to purchase 1,500,000 shares of the Company's Common Stock to CLI as part of an administrative internal reorganization of its Internet-related investment holdings.

                  Except as set forth in this Report, none of CLI, CIM, CEI, Mrs. Chambers and Mrs. Anthony and to the best of CIM's or CEI's knowledge, none of their respective executive officers or directors has any current plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4.

Item 5.           Interest in Securities of Issuer.

                  (a) Under the Securities and Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, CLI has, and CIM, CEI, Mrs. Chambers and Mrs. Anthony may be deemed to have, beneficial ownership over 18,887,801 shares of Common Stock. These shares represent approximately 21.81% of the currently issued and outstanding shares of Common Stock of the Company.

                  (b) The number of shares of Common Stock  beneficially  owned:
(i) with respect to which there is sole voting power is 0; (ii) with respect to which there is shared voting power is 18,987,801, (iii) with respect to which there is sole dispositive power is 0, and with respect to which there is shared dispositive power is 18,987,801.

                  (c) Except as described in item 3, none of CLI, CIM, CEI, Mrs. Chambers and Mrs. Anthony have engaged in any transaction in the Common Stock that was effected since December 31, 1999.

                  (d) There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by CLI or deemed to be beneficially owned by CIM, CEI, Mrs. Chambers and Mrs. Anthony.

                  (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  The information reported in Item 3 regarding the Development Agreement and the corresponding warrant issued to CIM is hereby incorporated by reference.

                  CIM agreed with the underwriters of the Company's initial public offering that during the period beginning on August 19, 1999 and continuing and including the date that is 180 days after August 19, 1999, it will not directly or indirectly offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Common Stock of the Company or any options or warrants to purchase any shares of Common Stock of the Company or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock of the Company, whether now owned or hereinafter acquired, without the prior written consent of Goldman, Sachs, & Co., subject to certain limited exceptions involving transfers to affiliates.

                  In conjunction with the Series C Preferred Stock Purchase Agreement, the Company, the holders of the Company's Series A preferred stock, the Company's Series B preferred stock, the Company's Series C Preferred Stock and the Company's Series 1 Junior preferred stock entered into the Second Amended and Restated Investors' Rights Agreement, dated March 24,1999 (the "Investors' Rights Agreement"). The Investors' Rights Agreement allows CLI,, as a CIM transferree, to require the Company to register those shares under the Securities Act of 1933, as amended (the "Securities Act"), six months after the closing of the Company's initial public offering. The Company's obligation to register these shares include the following:

o at any time after the earlier of November 7, 1999 and six months following the Company's initial public offering, at the request of the holders of at least 30% of the outstanding shares of the registrable securities issued or issuable upon conversion of the Company's Series B preferred stock if the anticipated aggregate offering price, net of underwriting discounts and commissions, would exceed $3,000,000; provided, however, that the
                      Company is not required to effect more than two registrations on behalf of the holders of the Series B preferred stock; or

o at any time after six months following the Company's initial public offering, at the request of the holders of at least 30% of the outstanding shares of the registrable securities issued or issuable upon conversion of the Series C preferred stock if the anticipated aggregate offering price, net of underwriting discounts and commissions, would exceed $10,000,000; provided, however, that the Company is not required to effect more than one registration on behalf of the holders of the Series C preferred stock.

                  The holders of 20% of the Company's Registrable Securities (as defined in the Investors' Rights Agreement) may also require the Company to register all or a portion of their Registrable Securities on Form S-3 when the Company is eligible to use such form, provided that the proposed aggregate price to the public is at least $1,000,000.

                  Each of the foregoing registration rights is qualified by conditions, including the right of the underwriters in any underwritten offering to limit the number of shares to be included in a registration due to market or other conditions.

Item 7.           Material to be Filed as Exhibits.

Exhibit No.         Title of Exhibit

*1 Joint Filing Agreement by and among Cox LOOK, Inc., Cox Interactive Media, Inc., Cox Enterprises, Inc. Barbara Cox Anthony and Anne Cox Chambers.

2 Joinder of Cox LOOK, Inc. to the Joint Filing Agreement by and among Cox Interactive Media, Inc.,Cox Enterprises, Inc., Barbara Cox Anthony and Anne Cox Chambers.

99.1 Executive Officers and Directors of Cox Enterprises, Inc., Cox Interactive Media, Inc. and Cox LOOK, Inc.

*99.2 Second Amended and Restated Investors' Rights Agreement dated March 24, 1999 (incorporated by reference to Exhibit
                    4.2 of LookSmart Ltd.'s Registration Statement on Form S-1, SEC File No.
                    333-80581).

*99.3 Warrant issued by LookSmart, Ltd. to Cox Interactive Media, Inc. for LookSmart Common Stock.

*99.4 Lock-Up Agreement between Cox Interactive Media, Inc. and Goldman, Sachs & Co., BancBoston Robertson Stephens Inc. and Hambrect & Quist LLC (as Representatives of the several Underwriters) dated June 17, 1999.

*99.5 Development, Licensing and Affiliation Agreement between the Company and Cox Interactive, Media, Inc., dated May 7, 1998 (incorporated by reference to Exhibit 10.8 of LookSmart Ltd.'s Registration Statement on Form S-1, SEC File No. 333-80581).
-----------
*  Previously filed.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 COX LOOK, INC.


        Date:      03/20/00      By:     /s/ Andrew A. Merdek
                -------------          ---------------------------
                                 Name:    Andrew A. Merdek
                                 Title: Secretary